UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the month of April 2005

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Austral Pacific House, 284, Karori Rd, Wellington 6033 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   ___X____     Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ___X____ No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: April 7th, 2005	By:	/s/ David Newman

(Signature)

David Newman
Director

Austral Announces Year End Results

Wellington, New Zealand –April 7, 2005 -- /PRNewswire/--Austral Pacific Energy Ltd. (TSXV and NZSX: APX; OTCBB: APXYF).

The Company has now filed its annual and quarterly report for the fiscal year and quarter ended December 31st, 2004. The report and accompanying management’s discussion and analysis is available for review on the Company's website and via the SEDAR (Canada) and EDGAR (US) sites, which can be accessed through www.austral-pacific.com.

The Company reported an increase in total assets to US$17.9 million at December 31, 2004, compared to US$12.1 million for the year ended December 31, 2003. Cash and cash equivalents at December 31, 2004 totalled US$11.2 million, compared to US$2.2 million at December 31, 2003. The Company's security holders have continued to demonstrate confidence in the company by providing an additional US$4.5 million through the conversion of warrants and options in the fourth quarter 2004.

Total stockholders' equity at December 31, 2004 increased to US$16 million from US$9.6 million, up 67% for the same period in 2003. The net loss of US$5.7 million for the twelve months compares to net income of US$0.05 million for the same twelve month period in 2003. The net loss for 2004 results primarily from a $5.3 million write-off of oil and gas properties (US$0.9 million in 2003) including a write-off of the Kahili property. The 2004 loss contrasts with a gain from the sale of a property in 2003 which resulted in net income in that year.

The financial position of the company is strong and the going-forward plan for the Company is exciting. Management expects that 2005 will be a defining year for the Company and there is every reason to expect that Cardiff and Cheal properties will be independently confirmed as having significant hydrocarbons.

Subsequent to balance date the company has produced over 20,000 barrels of oil from PEP 38738 shallow (Company share 36.5%).

CONTACT: Investor Relations: tel:1 800 304-3631 USA/Canada

Web site: www.austral-pacific.com
Email: ir@austral-pacific.com

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release that address future production, reserve potential or exploration drilling, are forward-looking statements. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.